Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 04, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Fixation of Record date for Sub-division / split of the Equity shares of the Company pursuant to Regulation 42 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform you that the Company has fixed Monday, October 28, 2024 as the “Record Date” for determining entitlement of Equity Shareholders for the purpose of sub-division/ split of each equity share of Rs. 5/- (Rupees five only) each, fully paid-up into 5 (five) equity shares of Re. 1/- (Rupee one only) each, fully paid-up, as approved by the Members of the Company through Postal Ballot on September 12, 2024, and intimated to the Stock Exchanges vide our letter dated September 12, 2024.

Intimation of the aforesaid Record Date as per the prescribed format is enclosed with this letter.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl.: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 04, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

National Securities Depository Limited

Central Depository Services (India) Limited

Bigshare Services Private Limited (Registrar & Share Transfer Agent)

Sub:	Record Date for determining entitlement of the Equity Shareholders for the purpose of sub-division/ split of the Equity Shares of the Company

Dear Sir/Madam,

Furnished below is the Record Date as per the prescribed format, for determining entitlement of the Equity Shareholders for the purpose of sub-division/ split of the Equity Shares of the Company:

Name of the Company: Dr. Reddy’s Laboratories Limited

SECURITY CODE	TYPE OF SECURITY AND PAID UP VALUE	RECORD DATE	PURPOSE
NSE: DRREDDY-EQ BSE: 500124 NYSE: RDY NSE IFSC: DRREDDY	EQUITY SHARES As on date, total paid-up capital is Rs. 834,384,730/- (Rs. 5/- per equity share)	Monday, October 28, 2024

Determining entitlement of Equity Shareholders for the purpose of sub-division/ split of each equity share of Rs. 5/- (Rupees five only) each, fully paid-up into 5 (five) equity shares of Re. 1/- (Rupee one only) each, fully paid-up.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR